EXHIBIT 99.1

Vicinity Motor Corp. Announces Pricing of US$2.5 Million Registered Direct Offering

VANCOUVER, BC / ACCESSWIRE / July 16, 2024 / Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has entered into a securities purchase agreement with a single

U.S. institutional investor for the purchase and sale of 4,807,692 common shares of the Company in a registered direct offering and warrants to purchase up to 4,807,692 common shares in a concurrent private placement (collectively, the “Offering”) at a combined purchase price of US$0.52 per common share and warrant to purchase common shares. The warrants issued in the concurrent private placement will have an exercise price of US$0.64 per share, will be immediately exercisable upon issuance and will expire five years from issuance. The gross proceeds from the sale of the securities, before deducting fees payable to the placement agent and other estimated Offering expenses payable by the Company will be approximately US$2.5 million.

The net proceeds from this Offering will be used for working capital and general corporate purposes. The closing of the Offering is expected to occur on or about July 17, 2024, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the Offering.

The common shares are being offered pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-272964) previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 5, 2023. A final prospectus supplement and accompanying prospectus relating to the Offering will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at www.sec.gov or by contacting A.G.P./Alliance Global Partners at 590 Madison Avenue, 28th Floor, New York, NY 10022, by telephone at (212) 624-2060, or by email at prospectus@allianceg.com . In connection with the Offering the Company will also file a Canadian prospectus supplement to the Canadian base shelf prospectus dated June 26, 2023 with the applicable securities regulatory authorities in Canada. Copies of the Canadian prospectus supplement and base shelf prospectus will be available on SEDAR+ at www.sedarplus.ca .

The private placement of the warrants and the underlying common shares will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D thereunder. Accordingly, the securities issued in the concurrent private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

In connection with the Offering, the Company has entered into an amendment to an outstanding warrant, dated March 28, 2022, to purchase up to 370,371 common shares held by the institutional investor participating in this Offering, pursuant to which the Company has agreed to reduce such warrant’s exercise price to US$0.64 per common share and extend its term to March 28, 2027, subject to change and approval by the TSX-V, effective upon the closing of this Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development 604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, market prices and supply for parts and materials, the success of Vicinity’s operational strategies, the vehicle assembly facility in the State of Washington being capable of operating in the manner intended by management, the effect of the COVID-19 pandemic, the recoverability of the Optimal intangible asset and other macro economic factors on supply chain recovery to pre-pandemic levels, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships, the ability of the Company to extend or modify existing debt terms; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

SOURCE: Vicinity Motor Corp.

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7/16/2024 7:00:00 AM